



Troy McGuire · 3rd

Co-founder, Chief Production Officer & Executive Producer at
FINTECH.TV

United States · Contact info

500+ connections

🔒 Message   (More)

FINTECH.TV

Gonzaga University

Experience

Co-founder, Chief Production Officer & Executive Producer at FINTECH.TV
FINTECH.TV
Oct 2019 – Present · 1 yr 10 mos
Greater New York City Area

Oversee broadcast shows and global stock exchange production for FINTECH.TV.
We broadcast from the NYSE, Nasdaq, London Stock Exchange Group Studios, and currently
produce two channels/programs: The Digital Asset Report focuses on digital assets and legislative
issues surrounding the blockchain/fintech space. Also, TheIMPACT focuses on Sustainability, ESG,
Climate Change, and advancing the 17 United Nations-supported Sustainable Development Goals
(SDGs). The distribution includes Bloomberg TV, CNBC Africa, CNBC Arabia, TimesNow-ETNow
India, Roku, Amazon Fire, and global VOD syndication partners.

Founder
Inspire Media LLC
May 2015 – Present · 6 yrs 3 mos
Orlando & New York City

Past Projects:

*Mental Health Network, LLC-Developing mental health/life coaching platform for television and
digital. The mission is to create content around mental health topics and create a new c...see more

Senior Executive Producer
Entrepreneur TV (Syndicated Television Show)
May 2016 – May 2017 · 1 yr 1 mo
Orlando, New York City and Los Angeles

In partnership with Entrepreneur Media, producers of the popular magazine and digital
properties. Produced 26 episodes on Reelz Network. A one-hour syndicated program that focused
on entrepreneurs from celebrities to first time business owners and risk-takers. A show about
success but also about failures. The struggles of starting a new business and what every...see more

⏵ 🔗 **Entrepreneur Syndicated National Television Show**

Chief Operating Officer
MOJO Brands Media
Apr 2013 – Apr 2015 · 2 yrs 1 mo
Orlando, FL

Mojo Brands Media produced two syndicated programs (Monday-Friday), "Emotional Mojo," and
"The Daily Buzz," Cable/Broadcast Stations and HULU.

Created the "Emotional Mojo" show brand. On the content side, one of my favorite pro...see more

🔗 **The Daily Buzz**   🔗 **The Casket Experience**

Fisher Communications
6 yrs 3 mos

VP Buzz Brands
Apr 2010 – Mar 2013 · 3 yrs

*Created "Buzz Brands" unit which produced digital verticals while leveraging traditional media
*First vertical, "GalTime.com" partnership launched in 134 markets
Launch Markets: Boston, Washington D.C., Phoenix, Seattle, Tampa and CW100
*Worked with telesales team to localize "GalTime." Created non-traditional revenue fro...see more

VP/General Manager, Fisher Interactive Network
Jan 2009 – Apr 2010 · 1 yr 4 mos

*Responsible for overall digital strategy of Fisher's news websites, mobile platforms and social
media
*Oversaw launch of Fisher's 130+ hyperlocal sites with an emphasis on neighborhood content
and using telesales teams to generate revenue from SMBs   ...see more

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Education


Gonzaga University
MA, Organizational Leadership


California State University, Fresno
BA, Liberal Studies, Emphasis: Political Science

Skills & endorsements

Broadcast · 99+

Rhett Power and 99+ connections have given endorsements for this skill

Television · 99+

 Endorsed by **Russell Myerson and 32 others** who are highly skilled at this

 Endorsed by **14 of Troy's colleagues at MOJO Brands Media**

Digital Media · 92

 Endorsed by **Barb Smith and 11 others** who are highly skilled at this

 Endorsed by **6 of Troy's colleagues at MOJO Brands Media**

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Recommendations

Received (3)   Given (0)


Bob Kaplitz MS
Business Mentor at Everwise
October 16, 2010, Troy was a client of Bob's

Troy is one of those rare individuals who combines a flair for engaging production, exciting content, and leadership approaches that make people want to excel. He communicates it all in a candid, down-to-earth way. I can see Troy running his own group of media properties in a few years because of his forw... See more


Mitch English
Multi-Media Broadcast Professional
October 26, 2009, Mitch reported directly to Troy

As Executive Producer, Troy lead the show in a direction that allowed further growth far beyond his tenure. Troy had a 'think outside of the box' mentality which lead to innovative new segments and also enhanced existing segments to drive viewership. Troy was fair in his decisions and most im... See more

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Interests


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